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                                February 23, 2022

       Bruce Aitken
       Chief Financial Officer
       Gogoro Inc.
       11F, Building C
       No. 225, Section 2, Chang   an E. Rd.
       SongShan District, Taipei City 105
       Taiwan

                                                        Re: Gogoro Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed February 7,
2022
                                                            File No. 333-261181

       Dear Mr. Aitken:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-4 filed February 8, 2022

       Summary Unaudited Pro Forma Condensed Combined Financial Information and Comparative
       per Share Data, page 21

   1. We note your updated disclosure on page 23 in response to our prior comment 3. It appears that the shares
subject to possible redemption are excluded from the numerator
                                                        (i.e. total equity) but
are included in the denominator (i.e. total shares outstanding) in your book value per share
calculation. Please tell us why you believe your calculation is appropriate.
 Bruce Aitken
FirstName
Gogoro Inc.LastNameBruce Aitken
Comapany23,
February   NameGogoro
             2022     Inc.
February
Page 2 23, 2022 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 203

2. We note your response to prior comment 14. We agree with your view that since Poema is not a business, the transaction is not a business combination but a share-based payment transaction which should be accounted for in accordance with IFRS 2. We also agree with your view that any difference in the fair value of the shares deemed to have been issued by
         Gogoro and the fair value of Poema   s identifiable net assets
represents a service received
         by Gogoro and should be recorded as listing expense. However, it is unclear to us why you correspondingly credited the excess amount to ordinary shares and capital surplus. It
         appears the transaction should be recorded by debiting Poema   s
identifiable net assets
         acquired, debiting listing expense that equals the excess of the fair value of Gogoro shares deemed to have been issued, and crediting ordinary shares and capital surplus for the fair value of Gogoro shares deemed to have been issued. Please contact us if you require further clarification or guidance.
3. Refer to Note (M) on page 206. Please explain why the derivative liability related to the
         Earnout shares decreased your capital surplus as opposed to decreasing your retained earnings.
Taxation, page 234

4. From your response to prior comment 16, it continues to appear you are required to file a tax opinion. Please file the tax opinion or be prepared to revise your determination that the transaction is intended to qualify as a tax-free reorganization. Unaudited Interim Consolidated Financial Statements of Gogoro
31. Significant Events after the Reporting Period, page F-69

5. Please tell us what consideration was given to disclosing the Additional Subscription
         Agreement certain investors entered into on January 18, 2022 in your subsequent events footnote.
Exhibits

6.       Notwithstanding your response to prior comment 18, the first page of
Exhibit 10.12 does
         not include the legend required by Item 601(b)(10)(iv) of Regulation S-K. Therefore, we
         reissue the second sentence of that comment.
 Bruce Aitken
FirstName
Gogoro Inc.LastNameBruce Aitken
Comapany23,
February   NameGogoro
             2022     Inc.
February
Page 3 23, 2022 Page 3
FirstName LastName
       You may contact SiSi Cheng at (202) 551-5004 or Kevin Stertzel at (202) 551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Mark Baudler